UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Exact Name of Registrant as Specified in its Charter)

__________________________

Nevada	95-0615250
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

     266 Cedar Street
Cedar Grove, New Jersey 02009
(973) 239-2907

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

__________________________

     Charles W. Deaner
720 South Fourth Street
Las Vegas, Nevada 89101
(973) 239-2902

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copy to:
Peter Campitiello, Esq. Levy & Boonshoft, P.C 477 Madison Avenue New York, New York 10022 (212) 751-1414 __________________________

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Maximum	Proposed Maximum
Title of Shares	Amount To Be	Offering Price	Aggregate	Amount of
To Be Registered	Registered (1)	Per Share (2)	Offering Price	Registration Fee

Common Stock,
par value $.001 per share	$ 17,532,692	$ .001	$ 17,532.70	$2.22

(1)

Includes shares of common stock which may be offered pursuant to this registration statement. The number of shares of common stock registered hereunder represents a good faith estimate by the Company of the number of shares of common stock issued. This registration statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction which results in an increase in the number of the outstanding shares of common stock in accordance with Rule 416.

(2)

This estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for purposes of determining the registration fee.  The above calculation is based on the par value of the Registrant’s Common Stock of $.01 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL __, 2004

PRELIMINARY PROSPECTUS

17,532,692 SHARES OF

BAYNON INTERNATIONAL CORP.

COMMON STOCK

__________________________

This prospectus relates to the offering of 17,532,692 shares of our common stock which may be sold from time to time by the selling shareholders named in this prospectus.

The shares of our common stock are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The shareholders may sell the shares in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling shareholders. In addition, the shares may be offered from time to time through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 18.

We will not receive any of the proceeds from the sale of the shares although we have paid the expenses of preparing this prospectus and the related registration expenses.

There is no market for the Company’s common stock.

__________________________

BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS AND UNCERTAINTIES DISCUSSED IN THE SECTION ENTITLED " RISK FACTORS" BEGINNING ON PAGE 11. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF YOUR INVESTMENT.

__________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS   PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

__________________________

The date of this prospectus is April __, 2004.

TABLE OF CONTENTS

Forward Looking Statements

3

Summary

3

Risk Factors

11

Use of Proceeds

17

Selling Shareholders

17

Certain Information About the Selling Shareholders

18

Plan of Distribution

18

Description of Securities

21

Legal Matters

21

Experts

21

Information with Respect to the Registrant

21

Incorporation by Reference

21

Indemnification

22

Where You Can Find More Information

22

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included or incorporated by reference in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak onl y as of the date of this prospectus.  Neither we nor the selling shareholders undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements that we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

This prospectus is part of a registration statement on Form S-2 filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our company and the common stock.

SUMMARY

Introduction

The following summary does not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

The terms "company," "Baynon," "registrant," "we," "us," and "our" in this prospectus refer to Baynon International Corp.

The Offering

This prospectus relates to the offering of 17,532,692 shares of our common stock which may be sold from time to time by the selling shareholders named in this prospectus. Certain of these selling shareholders purchased our common stock in several transactions, pursuant to an exemption or several exemptions from registration under the Securities Act of 1933, as amended (the “Act”) since Baynon’s management acquired control of the Company in December 1989. The shares of our common stock are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The selling shareholders will determine the timing and amount of any sale, and we will not receive any of the proceeds from the sale of the shares.

The Company and Our Business

The Company’s business plan is to seek, investigate, and if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value.  The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture or partnership.  The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity.  The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.  No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for the acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company’s search will be directed toward small and medium-sized enterprises which have a desire to become public corporations. The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation or, be recently organized with limited operating history, or a history of losses attributable to under-capitalization, or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv).  The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned.  Given the above fa ctors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources.  This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others.  The Company’s discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities.  In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.  If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to them relative to their purchase price for such stock.  In the Company’s judgment, none of its officers and directors would thereby become an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities.  The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See “Risk Factors”).  In the event of such a resignation, the Company’s current management would not have any control over the conduct of the Company’s business following the change in control of the Company’s combination with a business opportunity.

It is anticipated that business opportunities will come to the Company’s attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.  The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated.  Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Nevada law to enter into such a transaction if:

(1)

The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

(2)

The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3)

The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities.

To a large extent, a decision to participate in a specific business opportunity may be made upon management’s analysis of the quality of the other company’s management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.  In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes.  The Company will be dependent upon the o wners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of required changes.  Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company’s products or services will likely not be established and the company may be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company’s limited financing.  This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company’s securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company’s shareholders pursuant to the authority and discretion of the Company’s management to complete acquisitions without submitting any proposal to the stockholders for their consideration.  Holders of the Company’s securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business.  In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek stockholders’ advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company’s officers, directors and affiliates, none of whom are professional business analysts (See “Management”).  Although there are no current plans to do so, the Company’s management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder’s fee.  Since Company’s management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no polices have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid.  However, because of the limited resources of th e Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.  Otherwise, the Company anticipates that it will consider, among other things, the following factors:

(1)

Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

(2)

The Company’s perception of how any particular business opportunity will be received by the investment community and by the Company’s stockholders;

(3)

Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See “Risk Factors -- The Company --  Regulation of Penny Stocks”).

(4)

Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

(5)

The extent to which the business opportunity can be advanced;

(6)

Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

(7)

Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

(8)

The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

(9)

The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and unavailable data.  Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  Potential investors must recognize that, because of the Company’s limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity.  It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operations and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial stateme nts, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company shall be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing docume nts may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

As part of the Company’s investigation, the Company’s executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personal, and take other reasonable investigative measures to the extent of the Company’s limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of “penny stocks.”  The regulations would affect, and possibly impair, any market that might develop in the Company’s securities until such time as they qualify for listing on an exchange which would make them exempt from applicability of the “penny stock” regulations.  See “Risk Factors – Regulation of Penny Stocks.”

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive.  These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process.  Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Co mpany to be an attractive alternative.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement.  Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it and/or its principal shareholders will enter into a letter of intent with the management, principals, or owners of a prospective business opportunity prior to signing a binding agreement.  Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction.  Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable.  Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed.  Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in t he agreement to terminate it on specified grounds.

The Company has no agreements or understandings currently with any consultant to provide services and does not intend to have any such relationship prior to acquisition of a target company. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants.

A potential target company may have an existing agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the Company's selection of a target company.

Investment Company Act and Other Regulation

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business.  The Company does not, however, intend to engage primarily in such activities.  Specifically, the Company intends to conduct its activities so as to avoid being classified as an “investment company” under the Investment Company Act of 1940 (the “Investment Act”), and therefore to avoid application of the cost and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

The Company’s plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above.  Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities.  Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock will be “restricted securities” within the meaning of the Securities Act of 1933, as amended (the “Act”).  If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available.  Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale.  Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities.  Compliance with such regulations can be expected to be a time-consuming and expensive process.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of such a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their holdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

In the event that the Company needs any additional funds for operating capital or for costs in connection with searching for or completing an acquisition or merger, management contemplates that it will seek to issue additional shares of the Company. There is no fixed minimum or maximum amount that management will raise in connection with such an issuance. The Company does not intend to borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

RISK FACTORS

You should consider carefully the following information about risks, together with the other information contained in this prospectus and in the documents referred to below in "Where You Can Find More Information," before you decide whether to buy our common stock. Additional risks and uncertainties not known to us or that we now believe to be not material could also impair our business. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline and you could lose all of your investment.

Risks Related to Our Business

The Registrant's business is subject to numerous risk factors, including the following:

No Operating History or Revenue and Minimal Assets.  The Registrant has had an unprofitable operating history and no revenues or earnings from operations for the last two years.  The Registrant has no significant assets or financial resources. The Registrant will, in all likelihood, incur operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Registrant incurring a net operating loss which will increase continuously until the Registrant can consummate a business combination with a target company. There can be no assurance that the Registrant will be able to identify such a target company and consummate such a business combination on acceptable terms or that it will derive any benefit from the net operating loss.

Speculative Nature Of The Registrant's Proposed Operations.  The success of the Registrant's proposed plan of operation will depend to a great extent on the operations, financial condition and management of any identified target company.  While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Registrant will be able to identify a candidate satisfying such criteria.  In the event the Registrant completes a business combination, the success of the Registrant's operations will be dependent upon management of the target company and numerous other factors beyond the Registrant's control.

Scarcity of and Competition for Business Opportunities and Combinations. The Registrant is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities.  A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition candidates for the Registrant.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Registrant and, consequently, the Registrant will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Registrant will also compete with numerous other small public companies in seeking merger or acquisition candidates.

Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to five (5) hours per month to the business of the Registrant.  The Registrant's only executive officers are Pasquale Catizone, President and Daniel Generelli, Secretary and Treasurer, neither of whom have entered into written employment  agreements  with the  Registrant or are expected to do so in the foreseeable future. Robert Miller is the Registrant’s sole outside director and holds a minority voting position on the Registrant’s Board of Directors.  The Registrant has not obtained key man life insurance on any of its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of Mr. Catizone would adversely affect development of the Registrant's business and its li kelihood of consummating a business combination.

Conflicts of Interest - General.  Messrs. Catizone, Generelli and Miller, the Registrant's Directors, participate in other business ventures which may compete directly with the Registrant.  Although none are anticipated, conflicts of interest and non-arms length transactions may also arise in the future.  Management does not anticipate that the Registrant will seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest.

Lack of Market Research or Marketing Organization.  The Registrant has not conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Registrant.  Even in the event demand exists for a merger or acquisition of the type contemplated by the Registrant, there can be no assurance the Registrant will be successful in completing any such business combination.

Lack of Diversification.  The Registrant's  proposed  operations, even if successful, will, at least in the short term and in all likelihood in the long term, result in the Registrant engaging in a business combination with only one business opportunity.  Consequently, the Registrant's activities will be limited to those engaged in by the business opportunity which the Registrant merges with or acquires.  The Registrant's inability to diversify its activities into a number of areas may subject the Registrant to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Registrant's operations.

Probable Change in Control and Management.  A business combination involving the issuance of the Registrant's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Registrant. Any such business combination may require shareholders of the Registrant to sell or transfer all or a portion of the Registrant's common stock held by them.  The resulting change in control of the Registrant will likely result in removal of the present officers and directors of the Registrant and a corresponding reduction in or elimination of their participation in the future affairs of the Registrant.

Reduction of Percentage Ownership Following Business Combination.  The Registrant's primary plan of operation is based upon the consummation of a business combination with a business entity which, in all likelihood, will result in the Registrant issuing securities to shareholders of such business entity.  The issuance of previously authorized and unissued common stock of the Registrant would result in a reduction in the percentage of shares owned by the present shareholders of the Registrant and would most likely result in a change in control and management of the Registrant.

Aspects of Blank Check Offering.  The Registrant may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Registrant.  Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter on terms satisfactory to the Registrant or the target.

Possible Need for Additional Financing.  The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities.  Even if the Company’s funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity.  The ultimate success of the Company may depend upon its ability to raise additional capital.  The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing.  If additional capital is needed, there is no assurance that funds will be available from any source, or, if available, that they can be obtained on terms acceptable to the Company.  If not available, the Company& #146;s operations will be limited to those that can be financed with its modest capital.

Regulations for Penny Stocks.  The Company’s securities, when available for trading, will be subject to a Security and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors.  For purposes of the rule, the phrase “accredited investors” means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company’s securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regular “penny stocks.”  Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended.  Because the securities of the Company  may constitute “penny stocks” within the meaning of the rules, the rules would apply to the Company and to its securities.  The rules may further affect the ability of owners of shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with conseq uent investor losses.  The Company’s management is aware of the abuses that have occurred historically in the penny stock market.  Although the company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described pattern from being established with respect to the Company’s securities.

Impracticability of Exhaustive Investigation.  The Company’s limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.  Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like, which, if the Company had more funds available to it, would be desirable.  The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company’s participation.  A significant portion of the Company’s available funds may be expended for investigative expenses and other expenses related to preliminary aspect s of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

Other Regulations.  An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities.  Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

No Public Market Exists.  There is no public market for the Company’s common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all.  If a market should develop, the price may be highly volatile.  Factors such as those discussed in this “Risk Factors” section may have a significant impact upon the market price of the securities offered hereby.  Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities.  Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price.  Further, many lending institutions will not permit the use of such securities as collateral for any loans.,

Rule 144 Sales.  All of the outstanding shares of Common Stock held by present stockholders are “Restricted Securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended.  As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws.  Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company’s outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale.  There is no limit on the amount of restricted s ecurities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years.  A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

Blue Sky Considerations.  Because the securities registered hereunder have not been registered for sale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities.  Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or “blank-check” securities.  Accordingly, the investors should consider the secondary market for the Company’s securities to be a limited one.

Taxation.  Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Registrant may undertake.  Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions.  The Registrant intends to structure any business combination so as to minimize the federal and state tax consequences to both the Registrant and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.  A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction or their respect ive shareholders.

Requirement of Audited Financial Statements May Disqualify Business Opportunities.  Management of the Registrant will request that any potential business opportunity provide audited financial statements. One or more potential combination candidates may opt to forego pursuing a business combination with the Registrant rather than incur the burdens associated with preparing audited financial statements.  In such case, the Registrant may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents for such a transaction may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

No Current Agreement for Business Combination or Other Transaction.  The Registrant has no current arrangement, agreement, or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Registrant will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Registrant. There can be no assurance that the Registrant will be able to negotiate a business combination on terms favorable to the Registrant. The Registrant has not established a specific length of operating history or a specified level of earnings, assets, net worth, or other criteria which it will require a target company opportunity to have achieved, or without which the Registrant would not consider a business combination with such business entity. Accordingly, the Registrant may enter into a business combination with a business entity having losses, limited or no potential for earnings, limited assets, no significant operating history, negative net worth, or other negative characteristics.

Reporting Requirements May Delay Or Preclude Acquisition.  Section 13 of the Exchange Act requires public companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Registrant. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Terrorist Attacks May Disrupt Commercial Activity.  Terrorist attacks, such as those that occurred on September 11, 2001, and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our operations which are located in the United States, as well as those of our clients. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity. These developments could have a material adverse effect on our business and the trading price of our common stock.

Risks Related to our Common Stock

Certain of our shareholders own large blocks of our common stock, and any sales by these shareholders could substantially lower the market price of our common stock

Several of our shareholders, including Pasquale Catizone, Carmine Catizone, Robert L. Miller, Shawshank Holdings, Limited, Joseph Corforte, Barbara Cantizone, Robyn Conforth, Gina Conforth, Teresa Cantizone and Raffaele Cantizone whose sales are subject to volume limitations, own large blocks of our common stock.  The shares of our common stock owned by these shareholders are being registered with this registration statement. Future sales of large blocks of our common stock by any of the above investors could substantially depress our stock price.

Sales of our common stock by our officers and directors may lower the market price of our common stock

As of March 31, 2004, our officers and directors beneficially owned an aggregate of 11,397,815 shares (or approximately 65.01%) of our common stock. If our officers and directors, or other shareholders, sell a substantial amount of our common stock, it could cause the market price of our common stock to decrease and could hamper our ability to raise capital through the sale of our equity securities.

We do not expect to pay dividends in the foreseeable future

We intend to retain any earnings in the foreseeable future for our continued growth and, thus, do not expect to declare or pay any cash dividends in the foreseeable future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholders.

SELLING SHAREHOLDERS

The Selling Shareholders were issued the shares of common stock by the Registrant, from time to time, pursuant to an exemption from registration offered pursuant to Regulation D of the Exchange Act.  The following table lists the selling shareholders and other information regarding their beneficial ownership of the shares of our common stock. The following table sets forth (i) the number of shares of common stock beneficially owned by each selling shareholder at March 31, 2004, (ii) the number of shares of common stock to be offered for resale by each selling shareholder pursuant to this prospectus; and (iii) the number and percentage of outstanding shares of common stock to be held by each selling shareholder after completion of the offering.

The Registrant is registering the shares of all of its current shareholders. There are currently 403 shareholders who hold 17,532,692shares of the Registrant’s common stock, par value $.001 per share:

Number of shares of common stock beneficially to be offered (1) owned at March 31, 2004 (1)	Number of shares of common stock	Shares owned after completion of offering (1)(2)
		Number	Percentage
17,532,692	17,532,692	0	0

The list of the Registrant’s shareholders, and the amount of shares owned by each is attached hereto as Exhibit 7.1.

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each shareholder has sole voting and investment power, exercised by the individuals indicated in the following footnotes, with respect to all shares of stock listed as owned by such entity.

(2)

The number of shares owned after completion of the offering assumes the sale of all shares offered pursuant to this prospectus.

CERTAIN INFORMATION ABOUT THE SELLING SHAREHOLDERS

The number of shares set forth in the table for the selling shareholders represents a good faith estimate of the number of shares of common stock to be offered by the selling shareholders. In addition, the actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of the warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933, as amended.

PLAN OF DISTRIBUTION

We are registering the resale of certain shares of common stock issued on behalf of the selling shareholders. The selling shareholders may offer and resell such shares from time to time, either in increments or in a single transaction. They may also decide not to sell all the shares they are allowed to resell under this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Donees; Pledgees and Transferees

The term "selling shareholder" includes donees, i.e., persons who receive shares from the selling shareholders after the date of this prospectus by gift. The term also includes pledgees, i.e., persons who upon contractual default by the selling shareholders may seize shares which the selling shareholders pledged to such person, and other transferees or successors-in-interest.

Types of Sale Transactions

• The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• short sales;

• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

• broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

• a combination of any such methods of sale; or

• any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospe ctus (as supplemented or amended to reflect such transaction).

Costs and Commissions

We will not receive any proceeds from the sale of the stock by the selling shareholders and will bear all costs, fees and expenses incident to our decision to register the shares of common stock issued and as set forth herein.  The selling shareholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

State Requirements

Some states require that any shares sold in that state may only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that an exemption exists from the registration or qualification requirement and that the exemption or qualification requirements have been complied with.

Sales under Rule 144

The selling shareholders may also attempt to resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, they must meet the criteria and conform to the requirements of Rule 144.  However, there is currently no market for the shares of the Registrant’s common stock and no assurance can be given that one will develop.

Distribution Arrangements

If a selling shareholder notifies us that any material arrangement has been entered into with an underwriter, broker-dealer or agent for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or purchase by an underwriter or broker-dealer, we will then file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

The supplement will disclose the following:

▪the name of the selling shareholder and of the participating underwriter(s) or  broker-dealer(s);

▪the number of shares involved;

▪the price at which such shares are sold;

▪the commissions paid or discounts or concessions allowed to such underwriter(s) or broker-dealer(s), where applicable;

▪ that such underwriter(s) or broker-dealer(s) did not conduct any investigation to verify the information in

▪this prospectus; and

▪any other facts material to the transaction.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 50,000,000 shares of capital stock, all of which are designated as common stock, par value $.001 per share, and none are designated as preferred stock. As of March 31, 2004, we had 17,532,692 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. As of March 31, 2004, the Company had not issued any warrants or options to purchase shares of common stock.

Holders of our common stock are entitled to one vote for each share held in the election of individuals to our board of directors and in all other matters to be voted on by our shareholders. Cumulative voting is not permitted. Holders of our common stock are entitled to receive dividends as may be declared from time to time by our board directors out of funds legally available. In the event of liquidation, dissolution or winding up, holders of our common stock are to share in all assets remaining after the payment of liabilities. Holders of our common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to our common stock.  All of the outstanding shares of our common stock are fully paid and non-assessable.

Our articles of incorporation do not authorize the issuance of preferred stock.

LEGAL MATTERS

There is no litigation pending by or against the Registrant.

EXPERTS

For the purpose of this offering. Levy & Boonshoft, P.C., New York, New York is giving an opinion of the validity of the issuance of the securities offered in this Prospectus.  The financial statements of and schedules of Baynon International Corp. as of December 31, 2002 and 2003, and for each of the years in the three year period ended December 31, 2003, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of Samuel Klein and Company, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION WITH RESPECT TO THE

REGISTRANT

This prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 (Exhibit A). You should read this report to obtain additional information about our business, financial condition and results of operations.

INCORPORATION BY REFERENCE

The SEC requires us to "incorporate by reference" certain information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus and refer you to the documents listed below:

• our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed with the SEC on March 30, 2004; and

• the description of our common stock contained in our registration statement on Form 10-SB/A, filed on September 10, 1999, including any amendment or report filed for the purpose of updating the description.

You may request, orally or in writing, a copy of these filings. We will provide the copies of these filings to you at no cost. Please direct your requests to:

Baynon International Corp.

266 Cedar Street

Cedar Grove, New Jersey 02009

Attention: Pasquale Catizone, President

Telephone: (923) 857-2414

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York, and Chicago, Illinois. A Public Reference Room is located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the Public Reference Rooms.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, except the SEC registration fee, are estimates.

SEC Registration Fee

$          2.22

Legal Fees and Expenses

$ 12,500.00

Accounting Fees and Expenses

$  2,500.00

Miscellaneous

$  1,000.00

Total

$16,002.22

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation, pursuant to the authority provided in the Nevada Revised Statutes, provide for the indemnification of our officers and directors of certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS

EXHIBIT NUMBER	DOCUMENT
A.	Form 10-KSB for the year ended December 31, 2003, filed with the Commission on March 30, 2004 and incorporated by reference
4.2	Form of our Common Stock Certificate
5.2	Opinion of Levy & Boonshoft, P.C.
7.1	Listing of Selling Shareholders
13.1	Annual Form 10-KSB for the year ended December 31, 2003
23.1	Consent of Samuel Klein and Company
23.2	Consent of Levy & Boonshoft, P.C.
Power of Attorney

ITEM 17.  UNDERTAKINGS

(a)

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

(i)

to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low to high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration s tatement;

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Grove, New Jersey on April 23, 2004.

BAYNON INTERNATIONAL CORP.

By:

/s/ Pasquale Catizone

Pasquale Catizone

President

POWER OF ATTORNEY

We, the undersigned officers and directors of Baynon International Corp. hereby constitute Pasquale Catizone our true and lawful attorney-in-fact, with full power of substitution, to sign for us and in our names in the capacities indicated below the registration statement filed herewith and any and all amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Baynon International Corp. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature

Title

Date

/s/ Pasquale Catizone

Pasquale Catizone

President and Director

April 23, 2004

/s/ Daniel Generelli

Secretary, Treasurer, Director

April 23, 2004

Daniel Generelli.

/s/ Robert C. Miller

Director

April 23, 2004

Robert C. Miller